Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


From:     The Office of Bill Donaldson
Sent:     Thursday, July 20, 2000 3:04 AM
To:       *ALL Employees
Subject:  Aetna To Sell Financial Services And International Businesses To ING

Today, Aetna is announcing that we have entered into a definitive agreement to sell our financial services and international businesses to ING for approximately $7.7 billion. I'm pleased that Aetna Financial Services senior management and all employees in both the financial services and international businesses will be employed by ING at closing. In addition, ING will maintain company operations in Hartford. The sale, subject to regulatory and other approvals, is expected to close by the end of this year. [Complete details regarding the sale, the structure of the company going forward, and how the new health company will operate are included in the press release below.]

Aetna's decision to sell our financial services and international operations was not made lightly. The Board of Directors and I carefully weighed how best to achieve our stated goal of restoring shareholder value. I will be frank; I would have preferred to continue to pursue our plan to create two independent companies. However, ING's offer enables us to more quickly deliver value to our shareholders, many of whom have seen a significant decline in the value of their Aetna holdings. This sale also will yield benefits for other key constituencies. ING is a leading integrated financial services provider, which means that our customers will be able to choose from a broader range of products and services. And ING is growing rapidly, which bodes well for the Aetna employees who join that company.

I realize this decision means significant change for employees in the financial services and international operations, who have done an outstanding job of building the value and reputation of their respective businesses. Tom McInerney, John Kim, Rick Copeland and each of you can be justifiably proud of what you have achieved. ING is a highly regarded global leader that is eager to have you on its team. The company recognizes your talent, professionalism and long record of accomplishment. That is a testament to every one of you. On behalf of Aetna, I thank all of you for your many contributions.

With this announcement, we are closing one chapter in Aetna's history and beginning another. For those of you in our financial services and international businesses, it means a new opportunity to thrive under the ownership of one of the world's largest financial services providers. For the rest of us, it means we are staking our future on being the premier health care company in the industry. For all of us, it means honoring the past and setting a new course for the future.

The coming months will be both stressful and exhilarating as we reshape the health company, and transition financial services and international to ING. Change never is easy, and it does not come without cost. However, I believe as strongly as ever that each business -- with your help and support -- faces prospects for a very bright future.

Thank you so much for your continued hard work and for all that you have contributed to this company.

--Bill

Please note: Additional details about the sale and the new health company, along with a Q&A, will be posted on the AetNet home page. All employees are encouraged to visit AetNet, and to raise any issues or concerns with their managers and supervisors.

                   ----------------------------------------

   AETNA TO SELL FINANCIAL SERVICES AND INTERNATIONAL BUSINESSES TO ING FOR
                                 $7.7 BILLION

        -- Shareholders to Receive One Share of New Health Company and
                    Approximately $35 Per Share in Cash --

HARTFORD, CT, JULY 20, 2000 -- Aetna (NYSE: AET) today announced that it has reached a definitive agreement to sell its financial services and international businesses to ING Group in a transaction valued at approximately $7.7 billion, consisting of approximately $5 billion in cash and the assumption of approximately $2.7 billion in debt.

Under the terms of the agreement, Aetna will spin off to its shareholders a new health business, which will include Aetna U.S. Healthcare, Group Insurance and Large Case Pensions, as well as Aetna Global Benefits. Simultaneously, the parent company and its remaining subsidiaries, which will house the financial services and international businesses, will merge with a newly formed subsidiary of ING. In exchange for each Aetna share, Aetna shareholders will receive one share in the new health company, which will be named Aetna Inc., and approximately $35 per share in cash.

The structure is expected to result in minimal tax to Aetna, maximizing the amount of cash shareholders receive. Depending on their cost basis, shareholders will be subject to capital gains taxes on the cash distribution, plus the value of the health company shares received in the transaction.

The transaction, which is subject to regulatory and shareholder approvals and other closing conditions, is expected to close by the end of 2000. The new health company will be headquartered in Hartford, Conn., with major facilities in Blue Bell, Pa., and Middletown, Conn.

"With this transaction, we believe we have taken an important step toward our stated goal of delivering value to shareholders, while also taking into account the concerns of our customers, employees and other constituents," Aetna Chairman and CEO William H. Donaldson said. "Under ING's ownership, the financial services and international businesses will be part of a strong global company with a significant commitment to continued future growth. Further, our customers will benefit from ING's financial strength, broad product array and international experience.

"We also are pleased with ING's stated commitment to the city of Hartford and the local communities where we do business. ING's intention to draw upon the many talented people in our financial services and international businesses has positive implications for current and future job opportunities in the Greater Hartford community.

"Finally, Aetna shareholders will retain ownership of the new health company, which we believe represents a turnaround opportunity as we take steps to improve financial performance and redefine the company's business model," Donaldson said.

The New Aetna
Following the close of the transaction with ING, Aetna will remain the nation's largest health care benefits company, with 19.5 million health members, 14.8 million dental members and 11.5 million group life insurance members. The company offers a full spectrum of health benefits and group insurance products. Other competitive strengths include: broad geographic reach, strong market positions, a large membership base, extensive provider networks, information technology expertise and a dedicated corps of employees who are recognized experts in their fields.

"Despite significant challenges, our health business is profitable, with strong cash flows," Donaldson said. "As a separate company, it should be able to bring intensified management focus on improved service to our customers and enhanced financial performance.

"With the previously announced higher-than-anticipated rise in medical costs for the second quarter, we have an even stronger sense of urgency to make the changes necessary to get our health business on the right track.

"Following a comprehensive review of our business model, we are implementing a number of strategic initiatives to improve the performance of our health business," Donaldson said. "These steps are focused on both the immediate need to improve financial performance and the imperative to transform our business model to offer more flexibility and choice."

The strategic initiatives include:
* Restructuring our product portfolio to provide greater balance in our range of offerings, including the introduction of new products for January 2001 that focus on meeting consumer desires for greater personalization, flexibility and choice, and which are priced accordingly; * Improving relations with doctors and hospitals by eliminating unnecessary requirements and streamlining processes to eliminate hassles, while negotiating sensible contracts that meet the needs of all parties; * Leveraging Aetna's vast health care information technology assets to meet constituents' demand and achieve efficiencies; * Providing increased flexibility to regional management to address issues that arise locally, where care is delivered; * Being selective about which markets to compete in for each of our products, with an eye toward achieving profitable businesses everywhere we compete; * Realigning management and employee incentives to encourage cross-functional cooperation and solid business results; * Restructuring sales and broker compensation to encourage account retention and new business development; and * Strengthening management, starting with the selection of a new CEO with dynamic leadership abilities.

"We believe these efforts will enable us to leverage our considerable competitive strengths and usher in a new era of growth for our health business, which should result in greater shareholder value," Donaldson said.

A Fortune 50 company, Aetna currently provides over 45 million people worldwide with quality products, services and information to help them manage best what matters most: their health and financial well-being. Information about Aetna is available at http://www.aetna.com.

Aetna's analyst and investor conference call will be held at 8 a.m. EST on July 20 and can be accessed from the U.S. by dialing 1-800-230-1085. International callers please dial 612-288-0318. (Please dial in 5 to 10 minutes prior to the call.) The call also will be Webcast through http://www.aetna.com by clicking and following instructions on the "investor info" button.


                                     # # #

CAUTIONARY STATEMENT -- Certain information in this press release concerning the transaction with ING is forward looking, including statements regarding the amount of cash per share that our shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and our expectation as to the closing date of the ING transaction. Certain information in this press release concerning Aetna's health business is also forward looking, including the future business prospects for our health business and our expectations as to the future impact of certain actions and plans we intend to implement in our health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.

Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

This press release does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com.

          ***********************************************************

Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.